Mail Stop 0308

      March 1, 2005

Pete Smith
President and Director
Salmon Express, Inc.
6604 Topaz Drive
Vernon, BC, Canada V1H 1NS

Re:	Salmon Express, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 1, 2005

Form 10-KSB for the period ended November 30, 2004

Form 8-K filed September 22, 2004

File No. 333-111996

Dear Mr. Smith:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that a condition of proposed merger is that MicroMed simultaneously secures a private placement of at least $5 million. Likewise, as conveyed in the letter to stockholders, you "will issue additional shares of [y]our common stock on a one-for-one basis in exchange for any shares so issued by MicroMed prior to the closing of the Merger." Additionally, "if the Private Placement is not completed prior to the closing of the Merger, it is anticipated that any securities issued further to this Private Placement would be effected by Salmon."
We also note this publicly-available preliminary information statement identifies Rodman & Renshaw LLC as the private placement agent. We further note, however, that the preliminary information statement does not contain any legend cautioning readers that the securities offered will not be registered under the Securities Act of
1933 and may not be offered or sold in the United States absent registration or an application exemption from registration requirements.
Given these factors, it does not appear that Rule 135c or even
Rules
134 or 135 under the Securities Act are available. Page 10 of the preliminary information statement discloses that you and MicroMed will rely on Rule 506 to conduct the private placement. In light of the notations listed above, the factual basis for Rule 506 - particularly the absence of any general solicitation - is unclear. Please provide us with a well-reasoned and suitably-detailed analysis of the Securities Act section or rule you and MicroMed intend to rely upon for the proposed private placement and related exchange, and the facts you will rely upon to make the exemption available. Additionally, please tell us the current status of the private placement.
2. Please be aware that it appears you no longer are required to file reports under Section 15(d) of the Exchange Act. As of December 1,
2004 - the first day of your current fiscal year - it appears you had less than 300 shareholders of record. Item 5 of your Annual Report on Form 10-K for the fiscal year ended November 30, 2004 discloses that you had 45 registered shareholders. Also, you have not had any
Securities Act registration statement declared effective or updated this current fiscal year. As a result, your reporting requirements under Section 15(d) automatically suspended at the beginning of this current fiscal year.
3. In this regard, please revise the document throughout to disclose that you are not required to file reports under the Exchange Act of
1934 and that, as a result, you could cease filing information publicly with the Securities and Exchange Commission at any time. Proper disclosure should alert shareholders and prospective investors to that risk.
4. Also in this regard, it is unclear whether your shares are eligible to be traded on the OTC Bulletin Board. Specifically, Rule
6530 of the OTC Bulletin Board rules states that members only are eligible to trade securities if "the issuer of the security is required to file reports pursuant to Section 13 or 15(d) of the [Exchange] Act[.]" Given the preceding comment and the fact that you have never registered a class of securities under Section 12, which would trigger Section 13 reporting, it appears that your common shares do not satisfy the OTC Bulletin Board trading requirements. Please tell us whether you have considered and discussed this matter with the OTC Bulletin Board or any market maker in your shares, and if not, why not. Please also provide appropriate disclosure about the potential risks to shareholders of having your shares ceasing trading on the OTC Bulleting Board.
5. Please disclose if you intend to report after the merger based on your previous fiscal year-end or are you adopting the fiscal year-end of MicroMed Technology, Inc.

Schedule 14C

Information Statement Regarding Action Taken by Written Consent

Stockholder Vote Required to Effectuate a Merger, page 5
6. Please clarify whether both Messrs. Smith and Weitzman are the interested parties to the merger. In addition, revise to state whether those directors also were the stockholders who provided the written consent to the merger.

Purpose of the Stock Split, page 5
7. Please disclose the reason for undertaking the reverse stock split prior to the merger.

Effect of the Stock Split, page 5
8. Please disclose the number of shares that are currently authorized, the number of shares that will be issued and reserved before the reverse stock split, and the number of shares that will be issued and reserved after the split.

The Companies, page 9
9. We note you refer to an "analysis of operations to date..." As you have not had any operations since inception, please explain the
"operations" to which you refer, and discuss the nature and timing of the analysis you have undertaken. Please revise similarly where you cite your "operations" in the subsection, Salmon`s Reasons for the Merger, on page 12.

Pre-Existing Relationships, page 9
10. Please provide a discussion in reasonable detail on the background of the merger. You must describe any negotiations, transactions, or material contracts you may have had during the past two years with MicroMed. Please refer to Item 1005(b) of Regulation
M-A.
Structure of the Merger, page 9
11. Please identify the third parties who are paying Mr. Pete Smith cash for the shares he owns. Also, disclose whether these parties are affiliated with MicroMed, and what benefits, if any, those third parties are obtaining. In addition, please discuss the background and reason of the payout. Finally disclose the material terms of any agreement between Mr. Smith and these parties and include the agreement as an appendix.
12. We note that Salmon Express will distribute its assets and related liabilities held prior to the merger to Mr. Smith. Please state the dollar value of this distribution and explain whether it is aggregated with the cash consideration he is receiving in exchange of the stock he holds. Finally, compare the total dollar value of the consideration Mr. Smith is receiving with any consideration to be received by the other current shareholders of Salmon Express.
13. We note on page 30 that the 2004 bridge loan facility reflects a
$40 million pre-merger valuation of MicroMed. Assuming the pre-merger valuation is correct, please state the equivalent dollar value per share that existing Salmon Express shareholders will hold in MicroMed.
14. We note that you will issue an additional 1.5 million post-split shares into escrow to cover any indemnification obligations to MicroMed and its shareholders. Please discuss the material terms of the escrow agreement, including the contemplated mechanism of the holding and distribution of shares under the agreement.

Description of the MicroMed Technology, Inc. 1997 Stock Option
Plan,
page 10
15. Please discuss clearly whether the merger with Salmon Express will trigger the "change of control" provision as defined in MicroMed`s 1997 stock option plan, thereby accelerating the vesting of options under that plan.

Risk Factors

"There is no assurance of an established public trading market...," page 21
16. This risk factor is unduly vague. Please revise to include sufficient, specific information for readers to assess the risk, including, what you or market makers must do to create a trading market for your securities, and how long that process may take.


Directors and Senior Management, page 23
17. Please provide the information related to MicroMed`s executive compensation as required by Item 402 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
27
18. Please identify the person who exercises voting and investment powers over the securities held of record by Mitsui & Co. Venture
Partners.

Market Opportunity, page 31
19. In order to present a balanced disclosure, please describe any advantages that heart transplantation and other late-stage heart-failure therapies have over ventricular assist devices, particularly your DeBakey VAD.

VAD Market Opportunity, page 32
20. Please consider providing the full form or explain the significance of the acronyms you use, for example, DELTA DT, CMS, CE, and BSA.
Product, page 33
21. Please discuss in reasonable detail the risks of use of DeBakey
VAD by patients, including, but not limited to, the adverse effects observed during the clinical trials to which you refer on page 15.
22. Please explain the following scientific terms clearly or substitute them with everyday language for better understanding of your readers:
* axial flow pump
* apical sewing ring
* outflow conduit graft
* inflow cannula
* hemolysis minimizing design
* pump-life limiting valves
* percutaneous cable

Business Direction, page 35
23. Please explain the time, expenses, and processes a Phase III trial in the U.S. involves. Also, disclose in brief the material results of Phase I and Phase II trials under the FDA that your DeBakey VAD has undergone. Finally, discuss when you expect to complete your clinical trials, and if successful, market your product in the U.S.
Results of European Clinical Trial, page 37
24. Please provide quantitative disclosure where you discuss the following:
* the variance of clinical results from site to site;
* the incidence of failure of your device;
* and changes in end-organ function in patients enrolled in your trials.
25. Please disclose briefly how the adverse effects experienced during the clinical trials have affected your progress in those clinical trials in Europe and the U.S., including any preventive or remedial measures you have been obliged to undertake as a result. Suppliers, page 40
26. To the extent that you depend for acquisition of key materials on individual suppliers, identify them. Please refer to Item 101(a)(5)
of Regulation S-B.

Intellectual Property, page 41
27. For every patent you have obtained or in-licensed, please provide the duration, effects, and importance to your business.

Legal Proceedings, page 44
28. As required by Item 103 of Regulation S-B, please provide the following information related to the case against Thoratec
Corporation:
* in which court the proceeding is pending,
* a brief description of facts underlying the proceedings, and
* the actual relief sought at law and in equity.

Financial and Other Information, page 46
29. It is not sufficient to attach your Form 10-KSB with the Schedule
14C. You also must include in the Schedule 14C or incorporate by reference the information set forth in Item 14 of Form S-4.
Please
refer to Item 14(c) and (e) of Schedule 14A.



Pro Forma Financial Information, page 48
30. Please revise to include the balance sheet of MicroMed Technology, Inc. as of December 31, 2004, as if the acquisition was consummated on that date. Additionally, revise your Pro forma Statement of Operations to include the twelve months ended December
31, 2004 for MicroMed Technology.  See Rule 310(d)(2)(ii) of
Regulation S-B.
31. Please tell us the nature of the differences in the amounts used for the November 30, 2004 pro forma balance sheet information and your Form 10-KSB as of November 30, 2004. Please advise or revise.
32. Please tell us why you have not recorded an adjustment to remove the remaining deficit accumulated during the development stage of the accounting acquiree and to record an offsetting adjustment to additional paid in capital. Please advise or revise.
33. Please tell us why you have not recorded any amounts as common stock, since we assume your stock will have a par value of $0.001 per share after the transaction consistent with the provisions of your certificate of incorporation in Exhibit E. Please advise or revise.
34. Please disclose your historical loss per share and weighted average shares information for the year ended December 31, 2004. Please also disclose your assumptions for each Series of preferred stock in a footnote, along with a reconciliation of the numerator and denominator between the historical and pro forma loss per share amounts. The impact of each Series of preferred stock and debt converted into common stock should be shown separately in this reconciliation. Please also supplementally provide us with your computations.
35. Please revise your pro forma statements of operations to include an adjustment to eliminate the historical interest expense associated with redeemable preferred stock converted to common stock as if such conversion occurred on the first day of each period for which a statement of operations has been presented.
36. Please include a note, not an adjustment, to the pro forma financial statements to explain the impact of known transactions subsequent to the merger that may impact results of operations. For example, you disclose on page 54 that the company intends to issue stock options under the 2005 Stock Incentive Plan for which you anticipate recognizing quarterly charges to earnings of approximately
$0.2 million beginning with the quarter ended March 31, 2005 and ending March 31, 2010.

Management`s Discussion and Analysis of MicroMed`s Financial
Condition

Overview, page 52
37. We note that you discuss certain trends and uncertainties that may affect your business or operations, factors such as the rise in research and development expenses, risks related to clinical trials, and the lengthy process of regulatory approval. Expand this section to discuss any other known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the technology of your field, the competition you face from similar products and therapies, and so on.
In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
   Please refer to SEC Release No. 33-8350.

Related Party Transactions, page 54
38. Please identify the stockholders from whom you have contracted the December 2004 loan.

MicroMed`s Operations

Results of Operations, page 55
39. Your discussion of other income/expense does not appear to address the significant interest expense attributable to your outstanding redeemable preferred stock. Please revise to include a discussion of the interest charges associated with redeemable preferred stock for each period presented.
Exhibit H, Financial Statements Salmon Express

Report of Independent Registered Public Accounting Firm

40. We note that you have incurred a net loss of $37,172 since inception, however the audit report references a different amount. In addition, you have not included a manually signed report by your auditors. Please advise or revise. See Rule 2-02(a) of Regulation
S-X. Similarly, please revise your Form 10-KSB for the year ended November 30, 2004.
41. Please include a manually signed report of your previous audit firm covering the period from inception through November 30, 2003. See Rule 2-02 of Regulation S-X.

Exhibit I, Financial Statements MicroMed Technology, Inc.
42. Please update your financial statements, as necessary, in accordance with Rule 310(g)(2) of Regulation S-B to include audited financial statements for the year ended December 31, 2004.

Report of Independent Registered Public Accounting Firm, page 3
43. Please revise to include a manually signed report by your auditors. See Rule 2-02(a) of Regulation S-X.

Statement of Operations, page 5
44. Please tell us why there are no amounts shown for "Convertible preferred stock dividends" for the period from inception through December 31, 2003 and September 30, 2004 and for the nine months ended September 30, 2004. We assume that you classified all preferred stock dividends as interest expense for the nine months ended September 30, 2004; however, this does not explain the omission of inception-to-date figures given that preferred stock dividends were reported outside of interest expense in periods prior to 2004.

Statement of Stockholders` Deficit, page 6
45. Please revise to include your transactions from October 6, 1995, inception.  See paragraph 11(d) of SFAS 7.

Notes to Financial Statements

Note 2. Significant Accounting Policies

Inventory, page 10
46. Please revise your inventory policy to clarify, if true, that work-in-progress and finished goods include only costs associated with the products approved for marketing and/or sale by the appropriate regulatory bodies in the regions where you intend to market and sell such inventory. If you capitalize costs other than those related to products approved for marketing and/or sale please explain your basis in GAAP.

Revenue Recognition, page 11
47. Please revise your policy to clarify when title and risk of loss pass to your customers under the terms of your sales agreements, for example, FOB shipping point.
48. Please disclose the amount of shipping and handling costs recorded as research and development expense. See paragraph 6 of EITF 00-10.

Stock Based Compensation, page 12
49. You indicate that you use the minimum value method to determine the pro forma fair value of employee stock options. The minimum value method may not be used by public entities per paragraph 19 of
SFAS 123. See paragraphs 284-285 of SFAS 123 for additional guidance on calculating volatility. Please revise your filing accordingly.

Net Loss Per Share, page 13
50. Please disclose those securities that could potentially dilute basic loss per share not included in the computation. See paragraph
40(c) of SFAS 128.

Note 6.  Debt, page 15
51. Please disclose, here and in your liquidity and capital resources discussion on page 57 of your Schedule 14C, your availability at year-end under your line of credit agreement.
52. Please tell us why you have not issued the warrants related to the VLL Loan agreement. Additionally, tell us why you have not accounted for the cost related to the warrants to which you are obligated.

Note 7.  Stockholders` Equity and Redeemable Convertible Preferred
Stock

Redeemable Convertible Preferred Stock, page 16
53. Please disclose the mandatory redemption price for each class of your redeemable preferred Stock. See paragraph 8 of SFAS 129.

Common Stock Warrants, page 18
54. Please disclose the fair value and the assumptions you used in determining the fair value of each warrant issuance.
Note 13. Subsequent Events

Bridge Loan, page 22
55. Please disclose the amount and terms of the warrants to be issued with each amount drawn on the 2004 Bridge Loan and your proposed accounting for the transaction. See APB 14.

Salmon Express Form 10-KSB for the fiscal year ended November 30,
2004

Item 8A.  Controls and Procedure, page 23
56. We note your disclosure that there were no "significant" changes to your internal controls or in other factors that could "significantly" affect internal controls subsequent to the date you carried out your evaluation. Please be aware that Item 308(c) of Regulation S-K - which became effective on August 14, 2003 - requires disclosure as to whether there was any change in your internal controls over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. Confirm to us that there were no changes to your internal control over financial reporting within the scope of
Item 308(c), and also revise in future filings to reflect the correct
Item 308(c) standard. If, however, there were changes to your internal controls during the last quarter that material affected, or was reasonably likely to materially affect, internal controls, then amend the periodic report to disclose those changes.

Exhibit 31.1
57. This Section 302 certification reflects an outdated version. Please amend your annual report to provide the exact language pursuant to Item 601 of Regulation S-B. Refer to SEC Adoptive Release 33-8238, dated August 14, 2003. In addition, please delete the titles of Mr. Smith from the introduction of your Section 302 certification.

Form 8-K filed September 22, 2004
58. Please file the amended Form 8-K as requested in our comment letter dated October 29, 2004.
*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Anthony Watson, Staff Accountant, at (202)
942-
7781, or George Ohsiek, Accounting Branch Chief, at (202) 942-1803 if you have questions on the financial statements and related matters.
Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-
1776,
David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at
(202) 942-1900 with any other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director

cc. John Karlsson, Esq.
Suite 1100, 475 Howe Street
Vancouver, British Columbia
Canada V6C 2BC
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Salmon Express, Inc.
March 1, 2005
Page 1